Revolutions Medical Corporation
670 Marina Drive, 3rd Floor
Charleston, SC 29492

May 25, 2011

Eric Atallah
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Revolutions Medical Corporation
Form 10-K for fiscal year ended December 31, 2010
Filed March 31, 2011
File No. 0-28629

Dear Mr. Atallah:

By letter dated April 28, 2011, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Revolutions Medical Corporation (“Revolutions Medical” or the “Company,” “we,” “us” or “our”) with its comments on the Company’s Form 10-K for the fiscal year ended December 31, 2010, filed March 31, 2011 (the “Form 10-K”).  We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Form 10-K for the year ended December 31, 2010

Results of Operations, page 29

For the year ended December 31, 2010 compared to December 31, 2009

1. We note your discussion of general and administrative expenses. Given the significant increase in your general and administrative expenses, please revise future filings to quantify the factors that contributed to the increase. Refer to Item 303(a)(3) of Regulation S-K.

RESPONSE: We will revise future filings to comply with Item 303(a)(3) of Regulation S-K, including our amended Form 10-K.

Report of Independent Registered Public Accounting Firm, page F-2

2. We note that the report of your Independent Registered Accounting Firm for your year ended December 31, 2010 is dated March 30, 2010.  Please amend your filing to have your accountant properly date their report in accordance with Rule 2-02(a) of Regulation S-X.

RESPONSE: We will amend the Form 10-K to reflect the proper date in accordance with Rule 2-02(a) of Regulation S-X.

Balance Sheet, page F-3

3. Please explain to us what comprises the significant components of your other current asset balance and explain how you are accounting for such components under U.S. GAAP. Revise your future filings as necessary.

RESPONSE:  The significant components of the current asset account include a prepaid expense of $4,395, prepaid consulting agreements which were initiated July 1, 2010, and will expire June 30, 2010, of which $274,361 had yet to be recognized as an expense as of December 31, 2010.  The remaining $25,000 is a short term receivable due from the exercise of stock options from a consulting agreement.  This balance is due in second quarter of 2011.  The Company will amend its future filings in accordance with the above comment.

4. We note the increase in your notes payable and accrued interest. Please explain to us the significant terms of your outstanding note agreements.  Revise your future filings as necessary.

RESPONSE:  The note payable balance increased primarily due to a debt settlement with a former officer of the Company.  According to the terms of the settlement, as explained in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, upon liquidation of the former officer’s brokerage account to satisfy a judgment, the Company would then be required to resolve any difference in the judgment amount and the value from the liquidation account.  In the fourth quarter when this account was finally liquidated, the balance was determined and recorded as a liability.  400,000 shares of stock were issued and set aside to be used for a partial settlement of this balance on June 30, 2011.  The remaining balance due toward the settlement of $424,568 is reflected on the balance sheet.  The accrued interest is the result of a convertible debt offering.  As of December 31, 2010, the Company had accrued $1,322 in interest related to such debt offering.  The remaining balance of the notes payable account reflects the balance of convertible debt of $125,000 under the convertible debt agreement entered into with Asher Enterprises in November 2010.  This balance was originally recorded as $25,000, as the conversion was initially recorded to satisfy $225,000 of debt.  In the amended Form 10-K, this conversion will be revised to reflect the satisfaction of $125,000 of convertible debt.  Further, the Company’s future filings will provide greater detail of the components of other current liabilities.

Statements of Operations, page F-4

5. We note that you are presenting depreciation and amortization and compensation cost for options as non-operating expenses.  Please explain to us why these amounts are properly classified as non-operating expenses under U.S. GAAP.  Alternatively, please revise future filings to classify these expenses as operating expenses.

RESPONSE:  These expenses were previously reflected in the net loss from operations.  In future filings, these expenses will be moved to be included in the total operating expenses in accordance with U.S. GAAP.

6. As a related matter, the use of the line item “compensation cost for options” does not appear to comply with GAAP.  Please revise future filings to remove this line item from the face of your statements of operations and, instead, reflect the amounts in the appropriate captions of the statements.  As indicated in SAB Topic 14-F, you may present the related stock-based compensation expenses in a parenthetical note to the appropriate income statement line items.

RESPONSE:  In future filings, this will be removed and the amount of stock based compensation will be included in the same line as cash compensation paid to the same employees.  The amount of expense related to stock based payment arrangements will be disclosed in a parenthetical note to the income statement line item.

7. Additionally please explain to us your valuation methodology and significant assumptions you used in determining the fair value of any stock options recognized in your financial statements.  Revise your footnotes in future filings to disclose your valuation methodology and any significant assumptions in determining the fair value of all stock based compensation you issued.

RESPONSE:  The fair value of all stock compensation issued was determined by calculating the difference between the option exercise price and the closing price at the day of the option grant.  Because the options were issued under a limited window for exercise (10 days), with very little expected volatility, no dividend yield and a negligible effect from interest, the value of the option based compensation was recorded according to the guidance of SFAS 123 as the difference between option exercise price and the closing share price upon the date of the grant.  For future filings, these assumptions and valuation method will be disclosed in the footnotes in accordance with SFAS 123.

Statements of Stockholders Equity, page F-7

8. We note that in 2009 you recorded a $209,776 charge to your paid in capital for the “acquired deficit of former minority interest now 100% owned.”  Please explain to us how this amount was determined and your basis for recording this amount under GAAP.

RESPONSE:  The Company purchased the remaining minority interest in Clear Image, Inc. in the first quarter of 2009.  The Company had projected a goodwill amount at the time of the purchase of the majority interest the previous year.  Upon completion of the purchase with the Company’s common stock, the Company was able to determine a final value for the purchase of Clear Image, Inc.  Determination of this final value required goodwill to be reduced by $209,776 and Paid in Capital reduced by a corresponding amount.

9. We note that in each of 2009 and 2008, you recorded a $209,776 charge to your paid-in capital for the “acquired deficit of former minority interest now 100% owned.”  Please explain to us why you have recorded this amount in each of 2008 and 2009.  Please clarify when you acquired the remaining minority interest.  Revise the filing as appropriate.

RESPONSE:  The acquisition of the minority interest of Clear Image, Inc. was concluded in 2009.  This acquisition was initially recorded in 2008 and upon correction of the date of the final purchase of the remaining interest, the charge to goodwill and paid in capital in the amount of $209,776 was included in the first quarter of 2009.  The 2008 Statement of Stockholder’s Equity will be revised in the amended Form 10-K to reflect the correct date for this transaction.

10. We note that your total stockholders’ equity as of December 31, 2010 per your statement of stockholders’ equity is $90,761, but the total stockholders’ equity as reported on the face of your December 31, 2010 balance sheet is $137,761. Please reconcile these amounts and revise the filing as appropriate.

RESPONSE:  The Company will reconcile these amounts in the amended Form 10-K to reflect the proper total.

11. Additionally we note that certain financing transactions presented in your statement of stockholders’ equity differ from the amounts reported in your statements of cash flows. For instance we note that during the year ended December 31, 2010, per your statement of stockholders’ equity, you sold common stock for cash proceeds of $3,070,095, but the cash proceeds from common stock sales as reported on your statement of cash flows was $2,239,216. Please reconcile the amounts presented on the statements of stockholders’ equity for ‘common stock sold for cash proceeds’ and ‘common stock issued for services’ for the year ended December 31, 2010 and for the cumulative period to the amounts presented in the same headings on the statements of cash flows.  Revise the filing as appropriate.

RESPONSE:  These amounts will reconciled in the amended Form 10-K.

12. Please explain to us why the issuance of 399,441 shares of common stock for repayment of debt, created a balance of $968,828 in your treasury stock account. Please also reconcile this with your disclosures on page F-22 that indicate that you issued 271,491 shares for $275,000 under terms of a convertible debt agreement.  Additionally, please explain to us the nature and significant terms of transactions in which you issued common shared for repayment of debt. Revise the filing as appropriate.

RESPONSE:  The issuance of 399,441 did not create the balance in the treasury stock account.  These are two separate transactions and have been modified to provide clarification on the revised Statement of Stockholder’s Equity to include an additional line for the treasury stock.  The issuance of 399,441 shares of common stock was based upon three convertible debt agreements with Asher Enterprises signed in February, March and April 2010.  The treasury stock account was increased by 968,828 shares under the terms of a new convertible debt agreement signed in October of 2010.  This contract stipulated that treasury stock in the amount of 968,828 shares be set aside under the terms of the new convertible debt agreement in anticipation of a future conversion.  This amount was inadvertently put on the Statement of Stockholder’s Equity under a cash amount for Treasury Stock Reserved.  This should have been recorded at par value instead of being recorded according to the number of shares issued.  The amended Form 10-K will include additional language to clarify the above mentioned issuance.

Below, please find our proposed amended disclosure to be included in Note 1 to the financial statements - Summary of Significant of Accounting Policies, regarding the treatment of the above referenced convertible debt agreements:

Concerning the issuance of common stock for repayment of debt: The equity conversion feature of each of these debt instruments is not detachable, the conversion premium or option cannot be settled in cash, the conversion feature is indexed to the Company’s stock and the conversion option features a beneficial conversion feature.  The accounting for these debt instruments and the beneficial conversion feature have been treated in accordance with ASC 470-20-25-5 and allocated to paid-in capital for the intrinsic value of the beneficial conversion feature.

Notes to Financial Statements, page F-14

General

13. We note that throughout your footnotes you have referred to the FASB legacy accounting standards.  Please note that the FASB Accounting Standards Codification became effective on September 15, 2009.  As a result, all non-SEC accounting and financial reporting standards have been superseded.  In future filings, please revise any references to accounting standards accordingly.

RESPONSE:  In future filings, these references will be revised to reflect the adoption of the FASB Accounting Standards Codification.

Long Lived Assets, page F-16

14. We note the significant increase in your fixed assets during the year ended December 31, 2010. It appears from your disclosures on page 30 that the increase is primarily related to syringe molds. Revise future filings, including any amendment to this filing, to include the disclosures required by paragraph 360-10-50-1 of the FASB Accounting Standards Codification.

RESPONSE:  For future filings, including the amended Form 10-K, the disclosure required by 360-10-50-1 of the FASB Accounting Standards Codification will include the depreciation expense for the period, the balance of major classes of depreciable assets, the accumulated depreciation by major classes of depreciable assets and the depreciation method used.

Amounts Due Pursuant to Employment and Consulting Agreements, page F-20

15. We note that you have accrued $246,225 pursuant to employment agreements.  We further note from your disclosure that your settlement efforts may not be successful. To the extent an exposure to loss exists in excess of your accruals, please revise your disclosure in future filings, including any amendment to this filing, to disclose either (i) an estimate of the possible loss or range of loss (ii) a statement that such an estimate cannot be made.  Refer to FASB ASC paragraphs 450-20-50-3.

RESPONSE:  The disclosure is intended to indicate that there may not be sufficient resources in the future to satisfy the accrued salary balance of $246,225.  An exposure to an accrued salary loss in excess of this amount is not present at this time.  The accrued salary balance is a result of prior year accruals and all current salaries are paid in a manner that would not necessitate an entry to indicate that additional exposure exists.

Note 5 – Preferred Stock and Common Stock Transactions, page F-21

2009 Common Stock Transactions, page F-22

16. We note that the transactions described under this heading appeared to have occurred in 2010 rather than 2009. Please clarify for us when these transactions occurred and tell us how they are reflected in your statements of stockholders’ equity.

RESPONSE:  The stock transactions recorded in 2009 were inadvertently reported as 2010 transactions.  These transactions will be properly recorded as 2009 transactions in the amended Form 10-K.

Note 6 – Stock Options and Warrants Outstanding, page F-22

17. Please reconcile the total warrants exercised during the year ended December 31, 2010 to your statement of stockholders’ equity. Revise the filing as appropriate.

RESPONSE:  The total warrants exercised during 2010 will be included in the statement of stockholders equity and added on a separate line for the Statement of Cash Flows in the amended Form 10-K.

Further, the Company acknowledges that:

(1)	Should the Commission of the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
The action of the Commission of the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Rondald L. Wheet
Rondald L. Wheet
Chief Executive Officer